

Mail Stop: 3628

April 4, 2016

Via E-mail
David Power
Vice President, Market Strategy and Execution
Corporate Treasury
RBC Covered Bond Guarantor Limited Partnership
Royal Bank of Canada
155 Wellington Street West
14th Floor
Toronto, Ontario
Canada M5V 3K7

> **Re:** **RBC Covered Bond Guarantor Limited Partnership**
> **Form 10-K for Fiscal Year Ended October 31, 2015**
> **Filed January 28, 2016**
> **File No. 333-181552-01**

Dear Mr. Power:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief
Office of Structured Finance

cc: Erin Dion, Royal Bank of Canada
        Jerry Marlatt, Morrison & Foerster LLP